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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Register.com, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75914G 10 1
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

CUSIP NO. 75914G 10 1

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter A. Forman

2.	Check the Appropriate Box if a Member of a Group

         (a)

         (b)

3.	SEC Use only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	1,719,646*
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	1,719,646*
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,719,646*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 7.2% based on shares outstanding as of December 31, 2003.

12.	Type of Reporting Person IN

* Represents (i) 15,995 shares of common stock held by Mr. Forman, (ii) options to purchase 50,009 shares of common stock that are immediately exercisable or exercisable within 60 days of December 31, 2003, (iii) warrants to purchase 308,515 shares of common stock, and (iv) 1,345,127 shares of common stock held by Forman Capital Management, LLC, of which Mr. Forman is the Managing Member.

Page 2 of 6 pages

CUSIP NO. 75914G 10 1

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Forman Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group

         (a)

         (b)

3.	SEC Use only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	1,345,127
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	1,345,127
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,127

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 5.8 % based on shares outstanding as of December 31, 2003.

12.	Type of Reporting Person CO

Page 3 of 6 pages

Item 1.

(a)    Name of Issuer
Register.com, Inc.

(b)    Address of Issuer's Principal Executive Offices
575 Eighth Avenue
8th Floor
New York, NY 10018

Item 2.

(a)    Name of Person Filing
This statement is filed by and on behalf of: (i) Peter A. Forman and (ii) Forman Capital Management, LLC, of which Mr. Forman is the Managing Member.

(b)    Address of Principal Business Offices or, if none, Residence
The business address for Mr. Forman is:
c/o Register.com, Inc.
575 Eighth Avenue, 8th Floor
New York, New York 10018

The business address for Forman Capital Management, LLC is:
130 Shore Rd.
Port Washington, New York
11050

(c)    Citizenship
United States (Peter A. Forman); Delaware (Forman Capital Management, LLC)

(d)    Title of Class of Securities
Common Stock, Par Value $0.0001 per share.

(e)    CUSIP Number
75914G 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

See Items 5-11 of cover sheets hereto.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

Page 4 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 11, 2004

By: /s/ Peter A. Forman Peter A. Forman

Forman Capital Management, LLC

By: /s/ Peter A. Forman Peter A. Forman Managing Member

Page 5 of 6 pages

EXHIBITS

Exhibit I	Joint Filing Agreement, dated February 14, 2002 among the signatories to this Schedule 13G (Incorporated by reference to the Schedule 13G filed on February 13, 2003).

Page 6 of 6 pages